Mail Stop 6010	September 8, 2005

Chinmay Chatterjee, Ph.D.
President
Integrated Pharmaceuticals, Inc.
310 Authority Drive
Fitchburg, MA 01420

Re:  	Integrated Pharmaceuticals, Inc.
	Form 10-SB, amendment filed August 18, 2005
	File No. 0-50960

Dear Mr. Chatterjee:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 4 relating to the filing of periodic reports. However, since you are filing under section 12(g), the Form 10SB goes effective automatically 60 days after its original filing, which was filed September 27, 2004. See Section 12(g)(1) of the Exchange Act. Accordingly, the company was a reporting requirement since approximately November 27, 2004 and should have been filing all reports required under the Exchange Act. You should file all such reports immediately.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Todd Sherman at (202) 551-3665 if you have questions regarding comments on the financial statements and related
matters. Please contact Zafar Hasan at (202) 551-3653 or me at
(202)
551-3715 with any other questions.


   Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Thomas Carrey
   	Bromberg & Sunstein LLP
   	125 Summer Street
   	Boston, MA 02110-1618
   	Fax:  617-443-0004




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Integrated Pharmaceuticals, Inc.
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